Exhibit 2

4 July 2005

To:	Hutchison Telecommunications Investment Holdings Limited

(the “HWL Vendor”)

22nd Floor, Hutchison House

10 Harcourt Road

Hong Kong

Dear Sirs

Proposed Privatisation of Hutchison Global Communications Holdings Limited (“HGCH”) by Hutchison Telecommunications International Limited (“HTIL”) by way of a Scheme of Arrangement (the “Scheme”) - HWL Vendor Share Arrangement

1.	Reference is made to the proposed privatisation of HGCH by way of a scheme of arrangement, and the following documents:

(a)	the announcement relating to the proposed privatisation issued jointly by HTIL and HGCH on 3 May 2005 (the “Announcement”);

(b)	the composite document dated 7 June 2005 despatched to the HGCH Shareholders and the Optionholders containing, inter alia, terms and details of the Scheme (the “Scheme Document”); and

(c)	the Optionholder Letters issued by HTIL to the Optionholders, a sample of which is contained in Appendix VI to the Scheme Document (the “Optionholder Letter”).

Terms and expressions used in this letter shall have the same meanings as defined in the Scheme Document.

2.	We write to confirm our agreed arrangements in relation to the HWL Vendor Share Arrangement, as follows:

(a)	If any Connected Scheme Shareholder shall elect the Share Alternative as the form of the Cancellation Consideration in respect of its holding of the Scheme Shares in accordance with the terms of the Proposal, HTIL shall provide the HWL Vendor with an instrument of transfer duly executed by or on behalf of such Connected Scheme Shareholder (or its designated nominee or nominees) in respect of the number of HTIL Shares to which such Connected Scheme Shareholder shall be entitled to receive as the Cancellation Consideration under the Share Alternative.

(b)	If any Connected Optionholder shall accept the Option Offer and (where available) elect the Option Share Alternative as the form of the Option Lapsing Consideration in respect of his holding of the HGCH Outstanding Share Options in accordance with the terms of the Option Offer, HTIL shall provide the HWL Vendor with an instrument of transfer duly executed by or on behalf of such Connected Optionholder (or its designated nominee or nominees) in respect of the number of HTIL Shares to which such Connected Optionholder shall be entitled to receive as the Option Lapsing Consideration under the Option Share Alternative.

(c)	After receipt of the instruments of transfer referred to in paragraphs (a) and (b) above by the HWL Vendor the HWL Vendor shall, as soon as reasonably practicable noting that it is HTIL’s obligation to satisfy the Share Alternative or Option Share Alternative within 10 days of the election, return to HTIL such instruments of transfer duly executed by it.

(d)	Any and all stamp duty and other expenses (if any) arising on the said transfer of HTIL Shares shall be borne by the HWL Vendor.

(e)	In consideration of the transfer of the HTIL Shares by or procured by the HWL Vendor in accordance with paragraph (c) above, HTIL shall, upon such transfer being effected, assume an indebtedness (the “Indebtedness”) owing to the HWL Vendor on the following terms:

(i)	the Indebtedness shall be of a principal amount equal to the total value (determined in accordance with paragraph (f) below) of the HTIL Shares so transferred in satisfaction of the obligation of HTIL under the Proposal and the Option Offer, plus the total amount of any and all stamp duty and other expenses paid by the HWL Vendor pursuant to paragraph (d) above. HTIL shall promptly notify the HWL Vendor of the amount of Indebtedness once it is determined together with such supporting information as will enable the HWL Vendor to verify the accuracy of such determination;

(ii)	the Indebtedness shall constitute an unsecured obligation of HTIL;

(iii)	the Indebtedness shall be repayable on reasonable demand by the HWL Vendor; and

(iv)	interest shall accrue on the Indebtedness at such rate or rates as the HWL Vendor and HTIL may agree from time to time.

(f)	For the purpose of sub-paragraph (e)(i) above, the value of the HTIL Shares transferred under the Proposal and the Option Offer shall be based on the closing price of the HTIL Shares on the Stock Exchange as at the date on which the Scheme is sanctioned by the Supreme Court of Bermuda.

3.	The parties shall comply with all applicable laws, rules and regulations which may be applicable to or in connection with the above arrangement, including but not limited to the requirements under the Listing Rules and the Takeovers Code, and the above arrangements shall be subject to all such requirements.

4.	This letter shall be governed by and construed in accordance with laws of Hong Kong.

Please confirm your agreement to the above by signing and returning to us a duplicate of this letter.

Yours faithfully,

For and on behalf of
Hutchison Telecommunications International Limited

Tim Pennington
Executive Director & Chief Financial Officer

We confirm our agreement to the above.

For and on behalf of
Hutchison Telecommunications Investment Holdings Limited

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